                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name of Reporting Person:         Stephen J. Sogin

Address of Reporting Person:      18835 Fitzpatrick
                                  Occidental, CA 95465

2.   Issuer Name and Trading Symbol:   Finet Holdings Corporation: FNHC

3.   Social Security # (Voluntary):

4.   Statement for Month/Year:         2/99

5.   If Amendment, Date of Original:

6.   Relationship of Reporting Person: Director

7.   Reporting By:                     One Reporting Person


     Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
--------------------------------------------------------------------------------
----------
   1         2        3              4                    5           6
7
--------  --------  ------  -----------------------  ------------  -------  ----
----------
 Title     Trans-   Trans-  Securities Acquired (A)     Amount     Owner-
Nature of
  of       action   action     or Disposed of (D)    Beneficially   ship
Indirect
Security   Date      Code   -----------------------  Owned at End   Form
Ownership
                             Amount   A/D  Price      of Month       D/I
--------  --------  ------  --------  ---  --------  ------------  -------  ----
----------
Common                                                 50,000        D


</table

   Table II Derivative Securities (D/S) Acquired, Disposed of, or Beneficially
                                      Owned
--------------------------------------------------------------------------------
----------------------------------------
   1      2        3       4          5                  6                  7
8         9       10     11
------  ------  --------  ---- ----------------  -------------------  ----------
------- ------- --------- -----  -------
 Title   Conv    Trans    Tran       # D/S         Date     Expira
Title/Number     Price    Number   Owner  Type of
  of      or      Date    Code  Acquir/Disposd    Exercis    tion
Underlying        of       of D/S   ship     (I)
  D/S    Exer    M/D/Y         ----------------    able      Date
Securities        D/S     Owned at   of    Owner
         Price                    (A)      (D)     M/D/Y     M/D/Y    Title
Amount            Month end   D/I    ship
------  ------  --------  ---- --------- -------  --------  --------  ------ ---
------- ------- --------- -----  -------
Option  $ 0.06   11/20/97  A     65,633            11/20/97  01/31/01  Common
65,633     $ 0.00            D
Option  $ 0.50   11/20/97  A     40,000            11/20/97  01/21/02  Common
40,000     $ 0.00            D
Option  $ 4.50   01/27/98  A     25,000            04/27/98  01/27/03  Common
25,000     $ 0.00            D
Option  $ 1.06   02/16/99  A     40,000            01/01/99  01/01/09  Common
40,000     $ 0.00  175,633   D



/s/  Stephen J. Sogin                03/08/99
     -----------------------------   ---------
     Signature of reporting person   Date